SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:     Press Release - COPA HOLDINGS ANNOUNCES 25.4% TRAFFIC GROWTH FOR DECEMBER 2005

Copa Holdings Announces 25.4% Traffic Growth For December 2005

          PANAMA CITY, Jan. 12 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and AeroRepublica operating subsidiaries, today released preliminary passenger traffic statistics for December 2005:

Copa Holdings (Consolidated)	December 2005	December 2004*	Change (%)

ASM (mm) (1)	552.9	448.6	23.3%
RPM (mm) (2)	397.5	317.1	25.4%
Load Factor (3)	71.9%	70.7%	1.2	p.p
Copa Airlines
ASM (mm) (1)	404.6	333.7	21.2%
RPM (mm) (2)	308.4	239.1	29.0%
Load Factor (3)	76.2%	71.7%	4.5	p.p
AeroRepublica
ASM (mm) (1)	148.3	114.9	29.1%
RPM (mm) (2)	89.2	78.0	14.4%
Load Factor (3)	60.1%	67.9%	-7.8	p.p

*	Figures for 2004 are not comparable for Copa Holdings, due to our purchase of AeroRepublica on April 22, 2005.
1.	Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.	Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3.	Load factor - represents the percentage of aircraft seating capacity that is actually utilized

          For the month of December 2005, Copa Holdings’ system-wide passenger traffic (RPM) increased 25.4%, while capacity (ASM) increased 23.3%. System load factor for December 2005 reached 71.9%, an increase of 1.2 p.p. when compared to December 2004.

          Copa Airlines passenger traffic (RPM) for December increased 29.0%, while capacity (ASM) increased 21.2%. This resulted in a 4.5% increase in load factor when compared to December 2004.

          AeroRepublica passenger traffic (RPM) for December 2005 increased 14.4%, while capacity (ASM) increased 29.1%.  AeroRepublica´s load factor decreased 7.8 p.p when compared to December 2004.

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Medellin and Cartagena.

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 01/12/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO